Exhibit 4.1(b)

SEQUANS COMMUNICATIONS

Société anonyme au capital de 693.346,78 euros

Siège social : 19, Le Parvis de La Défense – 92800 PUTEAUX

RCS Nanterre 450 249 677

Regulations

Stock Option Subscription Plan – 2012-1

- CONTENTS -

I -	DEFINITION OF STOCK OPTION SUBSCRIPTION PLAN		3

II -	LEGAL FRAMEWORK FOR THE PLAN		3

III -	DESCRIPTION OF THE PLAN		4

	-	Issuing the Options	4
	-	Number of shares covered by the Options
	-	Features and period of validity of the Options	4
	-	Cessation of the Beneficiary’s duties with the Company or one of its subsidiaries	5
	-	Setting the subscription price for shares covered by the Options	6
	-	Maintaining the rights of Beneficiaries during the exercise period	6

IV -	REQUIREMENTS AND PROCEDURES FOR EXERCISING OPTIONS		6

	-	Suspension of the rights to exercise the Options	6
	-	Procedures and conditions for exercising the Options

V -	FEATURES OF SHARES SUBSCRIBED		7

	-	Delivery ad form of shares	7
	-	Rights	7
	-	Availability of shares

VI -	TAX PROVISIONS		7

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I—DEFINITION OF STOCK OPTION SUBSCRIPTION PLAN

In order to reward its employees and those of its subsidiaries, Sequans Communications wishes to set up a system enabling them to share in its growth.

A stock option subscription plan is a mechanism by which a company offer its employees and/or company officers, as well as the employees of its subsidiaries within the meaning of Article L.233-3 of the French Commercial code, the possibility of subscribing for new shares during a certain period, at a price set on the date the Options are issued, and that remains fixed during the entire period.

In this way, the beneficiaries participate in their company’s performance through the changes in share value, even before they become shareholders by exercising the options to subscribe for shares (hereinafter “Options”).

Furthermore, the financial benefit obtained by exercising the Options and by a subsequent sale of the shares is subject to a specific tax treatment.

II – LEGAL FRAMEWORK FOR THE PLAN

This mechanism is governed, in particular, by articles L.225-177 and following of the French Code de commerce.

In a decision taken on 26 June 2012, a combined general shareholders’ meeting voted in favour of the principle of issuing Options likely to give rise to a maximum of 1,000,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders’ meeting has defined the conditions of setting of the subscription price for the security likely to be issued upon exercise of each Option and decided that this price would be set by the Board of Directors of the Company, at the fair market value as applicable at the date of allocation of the Option, pursuant to objective methods applicable in the field of assessment of shares (including, as the case may be, the reference to the market price of Company listed shares), and if required, with the assistance of independent experts.

In addition, this decision granted the Board of Directors the power to issue these Options, on one or more occasions, including the authority to determine the beneficiaries and the number of Options to be issued, and the elimination of shareholders’ pre-emptive subscription rights. Furthermore, the Board of Directors was granted the power to increase share capital by a maximum amount equal to the total number of Options issued, to record the successive increases in share capital as a result of the exercise of the Options, and to carry out all formalities required as a result thereof.

Therefore and pursuant to the aforesaid grant of authority, at a meeting held on 24 July 2012, the Board of Directors decided the procedures applicable to this stock and established the present SO 2012-1 Plan Option, in conformity with the principles set by the combined general shareholders’ meeting and aforesaid statutory provisions.

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III—DESCRIPTION OF THE PLAN

The list of the 2012-1 Plan’s beneficiaries (hereinafter “Beneficiaries”) shall be approved by the Company’s Board of Directors.

III-1. Issuing the Options

The Options are issued free of charge to each Beneficiary.

No person holding more than 10% of Sequans Communications’ share capital shall be issued any Options.

The number of Options issued to each Beneficiary, as well as the subscription price for the share to be issued pursuant to exercising an Option (as defined under section III-4 below) shall be indicated in the Individual Letter of Notification sent to him/her by the Chairman and which is deemed to be an exhibit of this Plan.

Exercising an Option entitles the Beneficiary to subscribe for one new ordinary share with a par value of EUR 0.02 (hereafter a “New Share”).

This number of shares cannot be modified during the Options’ period of validity, except in the event of an adjustment in the subscription price in accordance with the requirements provided by law (see section III-4. hereinafter).

Within a period of seven (7) days following the receipt of the Individual Letter of Notification informing him/her that Options have been issued to him/her, the Beneficiary undertakes to return to the Company:

(i)	a copy of this Plan,
(ii)	a copy of the Individual Letter of Notification

being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of these Plan.

Failure to comply with this formality within the applicable period shall render the Options issued immediately and automatically void.

III-2. Features and period of validity of the Options

Options are irrevocably granted for a period of 10 years as from the time they are issued by the Board of Directors.

As a result of issuing the Options, the pre-emptive right of shareholders to subscribe for the new shares to be issued as said Options are exercised will be eliminated in favour of the Beneficiaries.

Rights obtained as the result of the Options cannot be transferred until the Options have been exercised.

Options must be exercised within the aforementioned maximum period of 10 years, any Option not exercised before the expiry of such period shall automatically become null and void.

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Furthermore, the Beneficiary must comply with the following schedule:

(i) first issue

-	The Beneficiary may exercise 25% of the Options issued to him/her after the expiry of a period of 12 months following the date he/she joins Sequans Communications or one of its subsidiaries;

-

Thereafter, the Beneficiary may exercise the remainder of his/her Options at the rate of 1/36th per month for the period between the 13th and 48th month following the date he/she joins Sequans Communications or one of its subsidiaries.

(i) further issue(s)

-	The Beneficiary may exercise 25% of the Options issued to him/her after the expiry of a period of 12 months following the date of such issue ;

-	Thereafter, the Beneficiary may exercise the remainder of his/her Options at the rate of 1/36th per month for the period between the 13th and 48th month following the date of the aforesaid issue.

In the event that a third party acquires a 100% interest in Sequans Communications, and in no other case, a Beneficiary who is subsequently dismissed for genuine material cause shall have the right to exercise all of his/her Options within a period of 30 days following the date of said dismissal, notwithstanding the schedule set out above for exercising his/her Options.

In the event that a company ceases to be a subsidiary of Sequans Communications, all Options held by the employees of such subsidiary, and that have not been exercised before such time, shall automatically and immediately become null and void.

III-3. Cessation of the Beneficiary’s duties with Sequans Communications or one of its subsidiaries

In the event that the Beneficiary’s duties with Sequans Communications or one of its subsidiaries, whether as an employee or company officer, cease:

➢	Said Beneficiary shall lose all rights with regard to Options that are not yet exercisable on the date that his/her duties cease in accordance with the schedule for exercising the Options set out in Article III-2. hereinabove.

However, the Beneficiary retains the right to exercise Options that are exercisable and that have not yet been exercised, provided that the Beneficiary exercises his/her Options within a period of 30 days following the actual termination of his/her duties.

Notwithstanding the above provisions, should the loss of the status as an employee during the Vesting Period be due to one of the following reasons, the Options would be treated as follows:

•

Retirement: A Beneficiary whose date of retirement is effective at least one year after the allotment of Options, shall enjoy an accelerated vesting under which all such Options will become immediately exercisable. Such Beneficiary shall have a period of ninety (90) days to exercise the Options, from the effective date of retirement. Such Options shall remain subject to the other conditions of this Plan.

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•

Death: the successors or beneficiaries of a Beneficiary shall have a period of six (6) months to exercise the Options, from the date of death of said Beneficiary; after the expiry of this period, the successors or beneficiaries shall definitely lose the right to exercise unexercised Options. In any case, no exercise shall take place after the expiration of Options.

•

2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code—or an equivalent foreign social security regime—Beneficiaries may preserve their right to exercise their Options which are exercisable, but they will remain subject to the other conditions of this Plan.

•

Termination for economic reasons (redundancy): the Beneficiary shall have a period of ninety (90) days to exercise the Options—which are exercisable—from the effective date of termination; they will be subject to the other conditions of this Plan.

III-4. Setting the subscription price for shares obtained by exercising the Options

The subscription price for New Shares to be issued pursuant to an exercise of the Options is set at the closing price of the Sequans Communications share (ADS) listed on the NYSE, on the effective date of allotment of Options.

This price is mentioned in the Individual Notification Letter, price which may not be changed during the Options’ period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

III-5. Maintaining the rights of Option holders during the exercise period

During the entire period of validity of the Options, the Company shall be entitled to proceed with a capital write-off or reduction, a change to the appropriation of profits, a free allotment of shares, a capitalization of reserves, profits or share premiums, a distribution of reserves or any issue of capital securities or securities giving entitlement to an allotment of capital securities conferring a subscription right reserved for shareholders, provided that the Company accordingly take the necessary measures in compliance with applicable legal and/or regulatory provisions.

IV—REQUIREMENTS AND PROCEDURES FOR EXERCISING OPTIONS

IV-1. Suspension of the rights to exercise the Options

If necessary, the Board of Directors may suspend the right to exercise the Options. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the Options, indicating the date of the suspension and the date on which the right to exercise Options will be re-established. Such suspension may not exceed 3 months.

If the right to exercise an Option expires during a period in which rights are suspended, the period for exercising the Option shall be extended by 3 months.

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All requests for exercising Options, documented by the signature of a subscription certificate specific to the SO 2012-1 Plan, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company’s order in an amount corresponding to the number of New Shares subscribed, considering that such shares must be fully paid up in cash at the time of subscription, except in case of settlement of the subscription price by way of a set-off with a debt. If the Beneficiary has been registered in the on-line equity management system established by the Company, exercise of Options shall take place in accordance with the process manual provided to the Beneficiary and/or available from the Company’s human resources department.

Failure to fully pay the exercise price renders the subscription null and void.

V—FEATURES OF SHARES SUBSCRIBED

V-1. Delivery and form of shares

New Shares acquired by exercising Options are registered in the books of Sequans Communications as registered shares, which meets the statutory requirements for benefiting from the applicable favourable tax treatment.

V-2. Rights—Availability

New Shares (ordinary shares), shall be subject to all provisions of the memorandum and articles of association and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These New Shares shall be immediately transferable, subject to the following exception : Beneficiaries residing in France are not entitled to assign any New Share issued further to the exercise of an Option, before the end of a four (4) year-period from the issue of the given Option.

However, since these shares are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Beneficaries shall comply with the Insider Trading Compliance Policy of the Company, available on the Company’s intranet and website, and/or from the human resources department.

VI – TAX PROVISIONS

The presentation of tax treatment is provided for informational purposes only. It corresponds to the French legislation in effect as of the date this plan was approved by the Board of Directors.

The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment.

VI-1. The tax provisions currently applicable to Beneficiaries who are employees of Sequans Communications and who are domiciled in France are explained below.

1. A Beneficiary who has exercised Options and subscribed for shares of Sequans Communications receives a gain equal to the difference between the value of the shares on the date the Option is exercised and the subscription price for the shares.

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This gain is subject to favourable tax treatment provided that the shares are issued as registered shares and that the sale of the shares obtained by exercising the Options occurs at least four (4) years after such Options are issued.

This gain, treated as a capital gain realised at the time of purchase, is subject to a 43.5% tax (i.e., 30% tax, plus 13.5% for the CSG1, CRDS2 and social security contributions) on the amount up to EUR 152,500, and to a 54.5% tax (i.e., 41% tax, plus 13.5% for social security contributions) on the amount above EUR 152,500.

These rates are reduced to 31.5% and 43.5% respectively if the Beneficiary holds these shares for an additional period of two (2) years.

Failure to comply with these periods will subject these capital gains to the tax treatment applicable to wages and salaries (Article 163 bis C of the French General Tax Code). As an exception to the foregoing, shares may be sold before the expiry of the four-year period in the event of:

-	The dismissal of the Beneficiary,
-	The Beneficiary’s retirement,
-	Invalidity deemed to fall within the second and third categories provided in Article L.341-4 of the French Social Security Code,
-	The Beneficiary’s death.

2. Capital gains realised at the time of sale (i.e., the difference between the sale price of the share and the value of such share on the date the Option is exercised) are taxed from the first Euro in accordance with the tax treatment of capital gains realised on the sale of securities (Articles 92 B, 92 J, 160, 200 A2 of the French General Tax Code).

The rate applicable is 32.5% (i.e., the proportional rate of 19%, plus 13.5% for the CSG, CRDS and social security contributions).

Note: In addition, in order to benefit from this specific tax treatment, the Beneficiary must attach to his/her income tax return for the year in which the Options are exercised a certificate that will be provided to him/her by the Company.

3. The tax information contained in this section VI-1 is likely to change in accordance with the applicable statutory and regulatory provisions. Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

VI-2. Tax provisions applicable to Beneficiaries domiciled abroad and/or employees of Sequans Communications subsidiaries located abroad.

Beneficiaries domiciled abroad and/or who are employees of a foreign subsidiary of Sequans Communications are solely responsible for:

-	Determining the tax provisions applicable to gains resulting from (i) holding the Options, (ii) holding the shares issued as a result of exercising the Options, and (iii) the sale of such shares;
-	Paying all taxes and contributions due as a result.

Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

[1]	CSG = “contribution sociale généralisée”: a French social security tax.
[2]	CRDS = “contribution au remboursement de la dette sociale”: another French social security tax.

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- SEQUANS COMMUNICATIONS SA -

APPENDIX RELATING TO ISRAELI BENEFICIARIES

STOCK OPTIONS SUBSCRIPTION PLAN – 2012-1

1.	GENERAL

1.1.	This appendix (the “Appendix”) shall apply only to beneficiaries (the “Beneficiaries”) of the Plan (as such term is defined below) who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the purpose of payment of income tax under the Ordinance (as such term is defined in Clause 2.13 below) (the “Israeli Beneficiaries”). The provisions specified hereunder shall form an integral part of the Stock Options Subscription Plan – 2012-1 (the “Plan”), which applies to the grant of options (“Options”) to purchase shares of Sequans Communications SA, a Societe Anonyme, incorporated under the laws of the Republic of France, having its statutory seat in Paris-La Défense, France (the “Company”).

1.2.	According to the Plan, options to purchase the Company’s shares may be granted to employees, directors and/or other company officers as well as to employees of any the Company’s Subsidiaries (as such term is defined in Clause 2.16 below).

1.3.	The Appendix is to be read as an integral part of the Plan so that the Appendix and the Plan jointly will comply with the requirements of Israeli law in general, and in particular with the provisions of Section 102 of the Ordinance, as may be amended or replaced from time to time. For the avoidance of doubt, this Appendix does not apply to or modify the Plan with respect of any Beneficiaries except for the Israeli Beneficiaries.

1.4.	The Plan and this Appendix are complimentary to each other and shall be deemed as one with respect to Israeli Beneficiaries. In any case of a contradiction (explicit or implicit) between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail where tax law issues are concerned.

1.5.	Any capitalized term not specifically defined in this Appendix shall be construed according to the meaning given to it in the Plan.

2.	DEFINITIONS

2.1.	“Approved 102 Option” means an Option granted to an Israeli Beneficiary pursuant to Section 102(b) of the Ordinance (as such term is defined in Clause 2.13 below) the registration thereof being maintained by the Escrow Agent (as such term is defined in Clause 2.17 below), which may be classified as either a “Capital Gains Option” or a “Ordinary Income Option” (as such terms are respectively defined in Clauses 2.2 and 2.9 below).

2.2.	“Capital Gains Option” means an Approved 102 Option elected and designated by the Company to qualify under the capital gains tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.3.	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.4.	“Employee” means a person who is employed by the Company or any of its Subsidiaries, including an individual who is serving as a director or an officer, but excluding any Controlling Shareholder, all as determined in Section 102.

2.5.	“Exercise Price” means the exercise price to be paid by the Israeli Beneficiary to the Company upon the exercise of an Option.

2.6.	“Exercised Share(s)” means the Share(s) that were acquired and issued pursuant to the exercise of an Option.

2.7.	“ITA” means the Israeli Tax Authorities.

2.8.	“Non-Employee” means a Controlling Shareholder or any consultant, adviser, service provider or any other person who is engaged by or is related to the Company or any of its Subsidiaries, but is not an Employee.

2.9.	“Option Agreement” means the share option agreement between the Company and an Israeli Beneficiary that sets out the terms and conditions of the Option granted to such Israeli Beneficiary.

2.10.	“Ordinary Income Option” means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.11.	“102 Option” means any Approved 102 Option or Unapproved 102 Option granted to an Employee pursuant to Section 102.

2.12.	“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to a Non- Employee.

2.13.	“Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721 – 1961, as in effect from time to time.

2.14.	“Share” means one ordinary share with a par value of EUR 0.02 subscribed upon exercise of one Option.

2.15.	“Section 102” means Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder, as in effect from time to time.

2.16.	“Subsidiary” means any “employing company” within the meaning of such term in Section 102(a) of the Ordinance.

2.17.	“Escrow Agent” means an escrow agent appointed by the Company, and approved by the ITA, to serve as an escrow agent in connection with the grant of Approved 102 Options, all in accordance with the provisions of Section 102.

2.18.	“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance.

3.	GRANT OF OPTIONS

3.1.	The persons eligible for participation in the Plan as Israeli Beneficiaries shall include Employees and Non-Employees of the Company or any of its Subsidiaries who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the purpose of payment of income tax under the Ordinance; provided, however, that: (i) Employees may only be granted 102 Options; and (ii) Non-Employees may only be granted 3(i) Options.

3.2.	The Company may designate, at its sole discretion, Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or as Approved 102 Options.

3.3.	The grant of Approved 102 Options shall be made under this Appendix adopted by the Board of Directors, and shall be conditioned upon the approval of this Appendix by the ITA.

3.4.	No Approved 102 Options shall be granted under this Appendix to any Employee unless and until the Company’s election of the type of Approved 102 Options to be granted to Employees – Capital Gains Options or Ordinary Income Options – is appropriately filed with the ITA (the “Election”). Such Election shall become effective beginning on the first date of grant of an Approved 102 Option under this Appendix and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options (the “Term”). The Election shall obligate the Company to grant during the Term only the type of Approved 102 Option it has elected, and shall apply to all Israeli Beneficiaries who were granted Approved 102 Options during the Term, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

3.5.	The Escrow Agent shall maintain a register of all Approved 102 Options, all in accordance with the terms and conditions set out in Clause4 below.

3.6.	For the avoidance of doubt, the grant of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

4.	ESCROW AGENT

4.1.	All Exercised Shares and, if applicable, other shares received subsequently following any exercise of rights in connection with the Approved 102 Options or Exercised Shares, including without limitation bonus Shares, shall all be granted, allocated and issued to the Escrow Agent on behalf of the Israeli Beneficiary and held for the benefit of the Israeli Beneficiaries for such period of time as required under Section 102 (the “Holding Period”). In the event the requirements for the Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

4.2.	Notwithstanding anything to the contrary, the Escrow Agent shall not release any Shares allocated or issued to it upon exercise of Approved 102 Options prior to the full payment of the Israeli Beneficiary’s tax liabilities arising from the grant of the Approved 102 Options and/or the exercise of such Approved 102 Options and/or the sale of the Exercised Shares, if any.

4.3.	Subject to the provisions of Section 102, an Israeli Beneficiary shall not sell or release from the Escrow Agent any Approved 102 Options, Exercised Shares and/or any Share received subsequently following any exercise of rights in connection with Approved 102 Options or the Exercised Shares, including without limitation, bonus Shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to, and shall be borne by, such Israeli Beneficiary.

4.4.	By the execution of the agreement and upon receipt of Approved 102 Option, the Israeli Beneficiaries undertakes to release the Escrow Agent from any liability in respect of any action or decision duly taken and bona fide executed in relation to this Appendix, any Approved 102 Option or Exercised Share issued to such Israeli Beneficiary thereunder.

4.5.	No Exercised Shares or any additional rights issued by the Company to the Escrow Agent for the benefit of an Israeli Beneficiary shall be held by the Escrow Agent for a period longer than ten (10) years after the end of the Term. The Company shall instruct the Escrow Agent as to the transfer of these Shares.

5.	THE OPTIONS

The terms and conditions upon which the Options shall be granted and exercised shall be as specified in the Option Agreement to be executed pursuant to this Appendix. Each Option Agreement shall state, inter alia, the number of Shares to which the Option relates, the type of Option granted thereunder (whether Capital Gains Option, Ordinary Income Option, Unapproved 102 Option or 3(i) Option), the vesting provisions and the exercise price.

6.	FAIR MARKET VALUE

If at the date of grant of Capital Gains Options the Company’s shares are listed on any stock exchange (as such term is defined in the Ordinance) or if the Company’s shares will be registered for trading within ninety (90) days following the date of such grant of Capital Gains Options, the fair market value of such grant’s underlying Shares at the date of grant shall be determined in accordance with the provisions set in Section 102(b)(3) of the Ordinance.

7.	EXERCISE OF OPTIONS

7.1.	Options shall be exercised by the Israeli Beneficiary by: (i) giving a written notice to the Company and where applicable, to the Escrow Agent or to any other third party designated by the Company, in such form and method as may be determined from time to time by the Company, in accordance with the requirements of Section 102; and (ii) the payment to the Company, of the Exercise Price with respect to all the Options exercised, in such manner as shall be determined by the Company.

7.2.	Upon the delivery of a duly signed Notice of Exercise and actual receipt of the full payment to the Company of the Exercise Price with respect to all the Options specified therein, the Company shall issue the Exercised Shares to the Escrow Agent (according to the applicable Holding Period) or to the Israeli Beneficiary, as the case may be.

8.	ASSIGNABILITY AND SALE OF OPTIONS

8.1.	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, and during the lifetime of the Israeli Beneficiary each and all of such Israeli Beneficiary’s rights to purchase Shares hereunder shall be exercisable only by the Israeli Beneficiary. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

8.2.	As long as Exercised Shares are held by the Escrow Agent on behalf of an Israeli Beneficiary, all such Israeli Beneficiary’s rights in the Exercised Shares are personal, can not be transferred, assigned, pledged or mortgaged, except for transfers by will or by the laws of descent and distribution, provided that the transferee thereof shall be subject to the provisions of Section 102 as would have been applicable to the deceased Israeli Beneficiary.

9.	INTEGRATION OF SECTION 102 AND THE ITA

9.1.	With regards to Approved 102 Options, the provisions of the Plan and/or the Appendix and/or the Option Agreement shall be subject to the provisions of Section 102 and the Israeli Tax Authority’s approval, and the said provisions and permit shall be deemed an integral part of the Plan, the Appendix and the Option Agreement. For the removal of doubt, in case of any contradiction between any provision of the Plan, the Appendix or the Option Agreement, one the one side, and Section 102 and/or the Israeli Tax Authority’s approval, on the other side, the latter shall prevail and shall be binding upon the Company and the Israeli Beneficiaries.

9.2.	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan, the Appendix or the Option Agreement, shall be binding upon the Company and the Israeli Beneficiaries.

10.	DIVIDEND
Subject to the Company’s incorporation documents and applicable laws, the Israeli Beneficiary shall be entitled to receive dividends with respect to all Exercised Shares held by the Israeli Beneficiary or by the Escrow Agent, as the case may be, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102.

11.	RIGHTS AS A SHAREHOLDER
Unless otherwise specified in the Plan, an Israeli Beneficiary shall not have any rights as a shareholder with respect to Shares issued under this Plan, until such time as the Shares shall be released from escrow. The Israeli Beneficiary shall have the right to vote the Exercised Shares at any and all shareholder meetings without restriction.

12.	TAX CONSEQUENCES

12.1.	Any tax consequences arising from the grant of any Option to an Israeli Beneficiary, the exercise of any Option by an Israeli Beneficiary, the payment of the Exercise Price, or any other event or act with respect thereof (of the Company and/or its Subsidiaries and/or the Escrow Agent and/or the Israeli Beneficiary), shall be borne solely by the applicable Israeli Beneficiary. The Company and/or its Subsidiaries and/or the Escrow Agent shall withhold all taxes according to the requirements under any applicable laws, rules, and regulations, including without limitation withholding taxes at source. Furthermore, the Israeli Beneficiary shall indemnify the Company and/or its Subsidiaries and/or the Escrow Agent, as applicable, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Israeli Beneficiary.

12.2.	The Company and/or, when applicable, the Escrow Agent shall not be required to release any share certificate to an Israeli Beneficiary until to the Company’s and, when applicable, to the Escrow Agent’s discretion, all required payments have been fully made.

12.3.	With respect to Unapproved 102 Options, if the Israeli Beneficiary ceases to be employed by the Company or any of its Subsidiaries, the Israeli Beneficiary shall extend to the Company and/or the applicable Subsidiary a security or guarantee, to the full satisfaction of the Company, for the payment of taxes and the like due at the time of sale of Shares, all in accordance with the provisions of Section 102.

13.	GOVERNING LAW & JURISDICTION
This Appendix shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole and exclusive jurisdiction in any matters pertaining to the Plan.

STOCK OPTION AGREEMENT RELATING TO

ISRAELI BENEFICIARIES

UNDER THE

STOCK OPTIONS SUBSCRIPTION PLAN – 2012-1

This Stock Option Agreement (this “Agreement”) is made between, Sequans Communications SA, a Societe Anonyme, incorporated under the laws of the Republic of France, having its statutory seat in Paris-La Défense, France (the “Company”) and [name of Israeli Beneficiary to be added] (the “Beneficiary”).

WHEREAS, the Company maintains the Stock Options Subscription Plan – 2012-1 (the “Plan”) for the benefit of employees and officers of the Company and its Subsidiaries; and

WHEREAS, the Plan permits the award of options each to acquire one series A preferred share of the Company (the “Share(s)”), subject to the terms of: (i) the Plan; (ii) the appendix relating to the Israeli Beneficiaries (the “Appendix”); (iii) the Contractual Undertaking to be entered into between the shareholders of the Company and the Beneficiary (the “Contractual Undertaking”); and (iv) the notice of grant dated [date to be added] (the “Notice of Grant”) (together, the “Options Documents”); and

WHEREAS, the Company wishes to grant the Beneficiary [number of options to be added] options each to acquire one ordinary share with a par value of EUR 0.02, subject to the restrictions and on the terms and conditions contained in the Options Documents and this Agreement; and

WHEREAS, the Beneficiary is deemed an Israeli Beneficiary (as such term is defined in the Appendix).

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein and intending to be legally bound hereby, the parties agree as follows:

1.	DEFINITIONS

Except as otherwise specified herein or unless the context herein requires otherwise, the terms defined in the Plan and the Appendix will have the same meanings herein.

2.	AWARD OF OPTION

The Options are granted in accordance with the terms and conditions set out in the Option Documents and subject to the terms and conditions set out in Section 102 of the Israeli Income Tax Ordinance (New Version), 5721 – 1961 (the “Tax Ordinance”) and the regulations promulgated there under (“Section 102”) and in accordance with capital gains tax treatment set out in Section 102(b)(2) of the Ordinance (the “Options”).

3.	DATE OF GRANT; TERM OF OPTION

The Option was granted on [date to be added] (the “Effective Date”) and may be exercised not later than the 10th anniversary of the Effective date, unless terminated earlier in accordance with the terms and condition of the Plan.

4.	OPTION EXERCISE PRICE

This exercice price (the “Exercise Price”) of one Option is mentioned in the Notice of Grant (also reffered to as the “Individual Letter of Notification”).

5.	VESTING

The Option shall become vested and exercisable accordance with the vesting schedule set out below.

5.1.	25% of the Options shall be vested and exercisable after the lapse of a 12-month period commencing on the date on which the Beneficiary’s employment with the Company or any of it Subsidiaries commenced;

5.2.

1/36th of the remaining Options shall be vested and ready to be exercised at the end of each of month during the period between the 13th month and the 48th month of the Beneficiary’s employment with the Company.

6.	EXERCISE OF OPTION

Options shall be exercised by the Beneficiary by: (i) giving a written notice to the Company and, where applicable, to the Escrow Agent or to any other third party designated by the Company, in such form and method as may be determined from time to time by the Company, in accordance with the requirements of Section 102; and (ii) the payment to the Company, of the Exercise Price with respect to all the Options exercised, in such manner as shall be determined by the Company.

7.	ESCROW AGENT

The Beneficiary acknowledges, agrees and undertakes that:

7.1.	All Exercised Shares and (as such terms are defined in the Appendix), if applicable, other shares received subsequently following any exercise of rights in connection with the Approved 102 Options or Exercised Shares, including without limitation bonus Shares, shall all be granted, allocated and issued to the Escrow Agent on behalf of the Beneficiary and shall be held by the Escrow Agent for the benefit of the Beneficiary for such period of time as required under Section 102 (the “Holding Period”). In the event the requirements for the Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

7.2.	Notwithstanding anything to the contrary, the Escrow Agent shall not release any Shares allocated or issued to it upon exercise of Approved 102 Options prior to the full payment of the Beneficiary’s tax liabilities arising from the grant of the Approved 102 Options and/or the exercise of such Approved 102 Options and/or the sale of the Exercised Shares, if any.

7.3.	Subject to the provisions of Section 102, the Beneficiary shall not sell or release from the Escrow Agent any Approved 102 Options, Exercised Shares and/or any Share received subsequently following any exercise of rights in connection with Approved 102 Options or the Exercised Shares, including without limitation, bonus Shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to, and shall be borne in their entirety by, such Beneficiary.

7.4.	By the execution of the agreement and upon receipt of Approved 102 Options, the Beneficiary undertakes to release the Escrow Agent from any liability in respect of any action or decision duly taken and bona fide executed in relation to this Appendix, any Approved 102 Option or Exercised Share issued to the Beneficiary.

7.5.	No Exercised Shares or any additional rights issued by the Company to the Escrow Agent for the benefit of the Beneficiary shall be held by the Escrow Agent for a period longer than ten (10) years after the end of the Term (as such term is defined in the Appendix).

8.	NON-TRANSFERABILITY OF OPTION

8.1.	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, and during the lifetime of the Beneficiary each and all of such Beneficiary’s rights to purchase Shares hereunder shall be exercisable only by the Beneficiary. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

8.2.	As long as Exercised Shares are held by the Escrow Agent on behalf of an Beneficiary, all such Beneficiary’s rights in the Exercised Shares are personal, cannot be transferred, assigned, pledged or mortgaged, except for transfers by will or by the laws of descent and distribution, provided that the transferee thereof shall be subject to the provisions of Section 102 as would have been applicable to the deceased Beneficiary.

9.	DIVIDEND

Subject to the Company’s incorporation documents and applicable laws, the Beneficiary shall be entitled to receive dividends with respect to all Exercised Shares held by the Beneficiary or by the Escrow Agent, as the case may be, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102.

10.	RIGHTS AS A SHAREHOLDER

Unless otherwise specified in the Plan, the Beneficiary shall not have any rights as a shareholder with respect to Shares issued under this Plan, until such time as the Shares shall be released from escrow. The Israeli Beneficiary shall have the right to vote the Exercised Shares at any and all shareholder meetings without restriction.

The Beneficiary’s rights as a shareholder in the Company shall be subject to provisions set out in the Contractual Undertaking.

11.	TAX CONSEQUENCES

11.1.	Any tax consequences arising from the grant of any Option to an Beneficiary, the exercise of any Option by the Beneficiary, the payment of the Exercise Price, or any other event or act with respect thereof (of the Company and/or its Subsidiaries and/or the Escrow Agent and/or the Beneficiary), shall be borne solely by the Beneficiary. The Company and/or its Subsidiaries and/or the Escrow Agent shall withhold all taxes according to the requirements under any applicable laws, rules, and regulations, including without limitation withholding taxes at source. Furthermore, the Beneficiary shall indemnify the Company and/or its Subsidiaries and/or the Escrow Agent, as applicable, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Beneficiary.

11.2.	The Company and/or, when applicable, the Escrow Agent shall not be required to release any share certificate to the Beneficiary until to the Company’s and, when applicable, to the Escrow Agent’s discretion, all required payments have been fully made.

11.3.	With respect to Unapproved 102 Options, if the Beneficiary ceases to be employed by the Company or any of its Subsidiaries, the Beneficiary shall extend to the Company and/or the applicable Subsidiary a security or guarantee, to the full satisfaction of the Company, for the payment of taxes and the like due at the time of sale of Shares, all in accordance with the provisions of Section 102.

12.	THE PLAN

BY executing this Agreement the Beneficiary acknowledges that the Beneficiary has received a copy of the Options Documents, has read the Options Documents and is familiar with their terms, and hereby accepts the Options subject to the terms and provisions of the Plan, the Appendix and the Contractual Undertaking, as amended from time to time.

13.	ENTIRE AGREEMENT

This Agreement, the Plan, the Appendix, the Contractual Undertaking and the Notice of Grant represent the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement, written or otherwise, relating to the subject matter hereof.

14.	SUPERIORITY

Any interpretation of this Agreement shall be made in accordance with the Plan and the Appendix, but in the event there is any contradiction between the provisions of this Agreement and the provisions of the Plan and/or the Appendix, the provisions of this Agreement will prevail.

15.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole and exclusive jurisdiction in any matters pertaining to this Agreement.

16.	EXECUTION

This Agreement may be executed, including execution by facsimile signature, in one or more counterparts, each of which will be deemed an original, and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the each party on the date indicated below, respectively.

Sequans Communications SA

By:
Title:
Date:

I the undersigned hereby acknowledge receipt of a copy of the Plan and the Appendix and accept the Options granted herein subject to all of the terms and provisions of the Option Documents. I have reviewed the Option Documents in their entirety, have had an opportunity to obtain the advice of legal and/or any other relevant counsel prior to executing this Agreement, and fully understand all provisions of this Agreement. I undertake to notify the Company upon any change in the residence address indicated above.

[Name of Beneficiary to be added]

Address:
Date: